82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date January 10, 2007
Contact Martina C. Schuler / Andrea Struller

Unaxis Holding
~~OC Oerlikon Corporation AG, Pf~~äffikon
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Oerlikon optimizes corporate structure in wake of Saurer integration**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dw 1/17

Media release

Rule 12g3-2(b) File No. 82-5190

Oerlikon optimizes corporate structure in wake of Saurer integration

Pfäffikon SZ (Switzerland), January 10, 2007 – OC Oerlikon Corporation AG, Pfäffikon ("Oerlikon"), which took over the operational management of Saurer AG on 1 January 2007, is optimizing its corporate structure in the wake of the Sauer integration. The Oerlikon Group, including the former Saurer business areas, will henceforth comprise the following 5 segments:

- Oerlikon Balzers Coating
  - Coating Services
  - Systems
  - Solar
- Oerlikon Leybold Vacuum
  - Systems
  - Services
- Oerlikon Components
  - Space
  - Optics
  - Assembly Equipment (formerly Oerlikon Esec Semiconductor)
  - Solutions
- Oerlikon Saurer Textile
- Oerlikon Graziano Transmission

In order to better meet the demands of customers and the markets in future, the divisions of the Saurer business units are currently being detailed analyzed and the future organization form is being developed. "This restructuring forms a platform which allows us to fully exploit potential synergies within the Oerlikon Group. We are also creating units which in terms of segment size can be efficiently managed", says Oerlikon CEO Thomas Limberger. The new structure will take effect on publication of the report for the 4th quarter of 2006.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information please contact:
Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. Oerlikon, headquartered in Pfäffikon SZ (Switzerland) has a global infrastructure with approximately 80 locations in 25 countries.

RECEIVED

2007 JAN 16 A 11:??

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date January 11, 2007
Contact Martina C. Schuler / Michael M. Schmidt

Unaxis

~~OC Oerlikon Corporation AG,~~ **Pfäffikon**
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, January 11, 2007 – According to an announcement by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, dated January 9, 2007, on January 5, 2007, said institution held a total of 49.77 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 770 900 registered shares (33.73 %)
- 63 248 550 call options (16.04 %)

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For further information please contact:
Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation
Oerlikon (SWX: OERL) is a leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. Oerlikon, headquartered in Pfäffikon SZ (Switzerland) has a global infrastructure with approximately 80 locations in 25 countries.